RELIANCE Communications
Anil Dhirubhai Ambani Group

07020198

RECEIVED
2007 JAN -8 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No.82 - 35005

3rd January, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

Sub: Board Meeting of Reliance Communications Limited to consider issue of Foreign Currency Convertible Bonds (FCCBs) and External Commercial Borrowing (ECB)

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 3rd January, 2007 to the Stock Exchanges in India, intimating about a meeting of the Board of Directors of the Company to be held on 10th January, 2007, as per requirement under the Listing Agreement executed with them.

We enclose herewith a copy of the aforesaid letter for your information and record.

Kindly take the same on record.

Thanking You.

PROCESSED
JAN 10 2007
THOMSON FINANCIAL

Yours faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: as above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

dlw 1/9

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

January 03, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Board Meeting of Reliance Communications Limited to consider issue of Foreign Currency Convertible Bonds (FCCBs) and External Commercial Borrowing (ECB)

We wish to inform you that a meeting of the Board of Directors of Reliance Communications Limited is scheduled to be held on Wednesday, 10th January 2007, inter alia, to consider raising of resources in international market by way of Foreign Currency Convertible Bonds (FCCBs) / External Commercial Borrowing (ECB) , etc.

We shall inform you the decision of Board after conclusion of the meeting.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Cc to: National Securities Depository Limited -- Fax No. 2497 2993 / 6351
Central Depository Services (India) Limited – Fax No. 2272 3199